Oxford Glycosciences PLC
07 January 2003


PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Tel: +44 (0) 1235 208 000
Website:
www.ogs.com
Financial Dynamics
UK Media and Investors
Melanie Toyne-Sewell
Francetta Carr
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626



                   OGS signs proteomics contract with Pfizer

Oxford, UK, 7 January 2003 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq:
OGSI) announces that it has signed a new contract with its existing proteomics partner, Pfizer Inc. (NYSE:PFE), to provide additional proteomics services.

David Ebsworth, Ph.D., CEO of OGS said, 'OGS has a longstanding proteomics relationship with Pfizer. We are delighted to be extending that relationship with today's new agreement. This brings our proteomics division nearer to its objective to reach profitability in 2003.'

OGS has been working with Pfizer since the commencement of a joint-research agreement in 1998, which was extended in December 2001. This collaboration focuses on the discovery of new biomarkers and drug development targets in Alzheimer's disease, arteriosclerosis and other disease targets and indications. The area of research and other specific terms of the new agreement have not been disclosed.

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About OGS

OGS is a research and product development company with three distinct business units - proteomics, inherited storage disorders and oncology. In proteomics, the comprehensive study of proteins, OGS has developed a patented technology platform, integrating high-throughput proteomics with genomics. OGS has proteomics collaborations with Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline, Pfizer, the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA), and the Cystic Fibrosis Foundation. OGS also has a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM. The second business unit is focused on the development of therapeutics to treat inherited glycosphingolipid (GSL) storage disorders. Its first product, ZavescaTM (miglustat) has been approved by the European Commission for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. (Full prescribing information is available at www.ogs.com.)
Zavesca is also undergoing further clinical investigations in other GSL storage disorders, including Late Onset Tay Sachs, Niemann-Pick type C and type 3 Gaucher disease. In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (miglustat) is based and uncertainties related to the regulatory process.